Exhibit 99.1

Alibaba Group Announces Appointment of New Director

Hong Kong, August 19, 2015 — Alibaba Group Holding Limited (NYSE: BABA), announced today the appointment of Wan Ling Martello to serve as a director on the Company’s board of directors.

Ms. Martello has 30 years of global business and finance experience working in the consumer packaged goods industry, retail sector, and ecommerce across a diverse set of companies.  Ms. Martello is currently Nestlé S.A. executive vice president responsible for Asia, Oceania and Sub-Saharan Africa.  Prior to this role, she was chief financial officer of Nestlé S.A.  Before joining Nestlé S.A., Ms. Martello worked at Walmart Stores Inc. where she served first as senior vice president and chief financial officer, Walmart International, and then executive vice president, global ecommerce.  Before Walmart, Ms. Martello was President, U.S. at NCH Marketing Services Inc.  She also worked at Borden Foods Corporation and Kraft Foods, Inc. where she held various senior management positions.

Ms. Martello received a master’s degree in business administration, management information systems from the University of Minnesota and a bachelor’s degree in business administration and accountancy from the University of the Philippines.  She is a certified public accountant in the Philippines.

Ms. Martello’s appointment to the board will be effective on September 1. Her appointment brings the total number of board members to 11.  Ms. Martello will also serve on the Company’s audit committee.

“We are thrilled to have Ms. Martello on our board. Her global perspective, retail expertise and sharp business acumen will make her an invaluable member of our board. As Alibaba grows globally, we need business leaders like Ms. Martello, to be part of the internationalization process and help ensure it goes smoothly,” said Jack MA, executive chairman of Alibaba Group.

“Alibaba is one of the world’s largest and most innovative e-commerce companies bringing many different new dimensions to the industry.  I’m excited for the opportunity to be part of the Alibaba story and to help the Company on its journey to connect the world’s buyers and sellers,” said Wan Ling Martello, executive vice president of Nestlé S.A.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

1

•                      Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•                      Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•                      Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•                      Alitrip (www.alitrip.com), a leading online travel booking platform

•                      AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•                      Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•                      1688.com (www.1688.com), a leading online wholesale marketplace in China

•                      Aliyun (www.aliyun.com), a provider of cloud computing services to businesses and entrepreneurs